UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                              (Amendment # 7)

                 Under the Securities Exchange Act of 1934


                                ADECCO S.A.
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                              (Name of Issuer)

                COMMON SHARES, PAR VALUE CHF 1.00 PER SHARE
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                       (Title of Class of Securities)

                                 H00392318
                               (CUSIP Number)

                            Stefan Schaechterle
                             Akila Finance S.A.
                        16, Rue Jean-Pierre Brasseur
                            L - 1258 Luxembourg
                            Tel. : +352 2697 801
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              December 9, 2005
      --------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------
CUSIP No.  H0036T106
-----------------------------------


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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Akila Finance S.A.
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                               (a)|_|
                                                                       (b)|_|
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS (See Instructions)

      WC
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  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               |_|

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg
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              7   SOLE VOTING POWER
 NUMBER OF
   SHARES
             -----------------------------------------------------------------
BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY
    EACH          22,188,580
             -----------------------------------------------------------------
 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH
             -----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  22,188,580
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,188,580
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  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)                                           |_|

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.84%
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  14  TYPE OF REPORTING PERSON (See Instructions)

      CO
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

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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Philippe Foriel-Destezet
------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                               (a)|_|
                                                                       (b)|_|
------------------------------------------------------------------------------
  3   SEC USE ONLY

------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

      AF
------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               |_|

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      France
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              7   SOLE VOTING POWER
 NUMBER OF
   SHARES
             -----------------------------------------------------------------
BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY
    EACH          22,188,580
             -----------------------------------------------------------------
 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH
             -----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  22,188,580
------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,188,580
------------------------------------------------------------------------------
  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)                                           |_|

------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.84%
------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------

                                SCHEDULE 13D
                                ------------

          This Amendment No. 7 (this "Amendment") (i) amends the Schedule 13D originally filed on May 1, 1997, as amended by Amendment No. 1 thereto filed on May 3, 1999, Amendment No. 2 thereto filed on January 11, 2000, Amendment No. 3 thereto filed on December 28, 2000, Amendment No. 4 thereto filed on May 11, 2001, Amendment No. 5 thereto filed on February 12, 2004, and Amendment No. 6 thereto filed on December 8, 2005 ("Amendment No. 6"),
(ii) relates to the Common Shares, par value CHF (Swiss Francs) 1.00 per share (the "Shares"), of Adecco S.A., a Swiss societe anonyme (the "Company") and (iii) is filed on behalf of Akila Finance S.A., a Luxembourg societe anonyme ("Akila Finance"), and Philippe Foriel-Destezet.

ITEM 4.   PURPOSE OF TRANSACTION.

          (a) Pursuant to the Share Purchase Agreement II, defined in and filed as Exhibit 3 to Amendment No. 6, the Reporting Persons plan to dispose of 12,000,000 Shares on or before June 30, 2007.

          Except as otherwise indicated in this Amendment, none of Phillippe Foriel-Destezet, Akila Finance or, to the best knowledge of Phillippe Foriel-Destezet, Akila Finance, the directors or executive officers of Akila Finance, currently has any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Phillippe Foriel-Destezet or Akila Finance may develop or consider such plans or proposals in the future.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) After giving effect to each of the transactions described in this Amendment, Akila Finance beneficially owns 22,188,580 Shares, representing 11.84% of the outstanding Shares. Philippe Foriel-Destezet owns substantially all of the capital stock of Akila Finance, and therefore, for purposes of Schedule 13D, beneficially owns 22,188,580 Shares. Except as indicated in this clause (a) of Item 5, no executive officer or director of Akila Finance beneficially owns any Shares.

(b) Akila Finance directly owns all of the Shares identified as beneficially owned by Akila Finance in clause (a) of this Item 5. Philippe Foriel-Destezet owns substantially all of the capital stock of Akila
Finance and is a member of the board of directors of Akila Finance. Therefore, for purposes of Schedule 13D, this Amendment reports that Akila Finance and Philippe Foriel-Destezet share the power to dispose of all of such Shares and the power to vote 22,188,580 Shares. Pursuant to the Escrow Agreement described and defined in Amendment No. 6 and in Item 6 below, which has not yet been executed which is expected to be finalized in the next few days, Akila Finance will place 12,000,000 Shares into escrow. While the Shares are in escrow, Akila Finance and Phillipe Foriel-Destezet will retain full ownership of the Shares, including all dividends, distributions, voting rights and other benefits, but will not be able to dispose of such Shares, except pursuant to the Escrow Agreement and the Share Purchase Agreement II.

(c) On December 9, 2005, pursuant to the Share Purchase Agreement, defined in and filed as Exhibit 2 to Amendment No. 6, Akila Finance sold 12,000,000 Shares to Jacobs Venture AG at a price per Share of CHF 63 for an aggregate purchase price of CHF 756 million (the "Sale"). The Shares sold in the Sale were delivered by Akila Finance to Jacobs Venture AG through the facilities of SIS Sega Intersettle AG, the Swiss securities clearing organization. The closing of the Sale took place in Zurich, Switzerland. Other than the Sale, in the past sixty days, there have been no purchases or sales of Shares by Akila Finance, Philippe Foriel-Destezet, or the executive officers and directors of Akila Finance.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Share Purchase Agreement II, defined in and filed as Exhibit 3 to Amendment No. 6 to the Reporting Persons' Schedule 13D, filed on December 8, 2005, Akila Finance, Triventura AG, a subsidiary of Jacobs Holding AG being incorporated in Grundung ("Triventura"), and UBS AG (the "Escrow Agent") are finalizing the terms of an escrow agreement (the "Escrow Agreement"). Pursuant to the Escrow Agreement, upon the execution thereof, Akila Finance will transfer 12,000,000 Shares into escrow. While such Shares are in escrow, Akila Finance will retain full ownership of the Shares, including all dividends, distributions, voting rights and other benefits. The Shares will remain in escrow until June 30, 2007, or such later date agreed to by Akila Finance and Triventura, unless released earlier pursuant to the terms of the Share Purchase Agreement II and the Escrow Agreement.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1   Joint Filing Agreement, dated February 12, 2004,
          ---------   by and between Akila Finance S.A. and Phillippe
                      Foriel-Destezet.*


* - Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on February 12, 2004.

                                 SIGNATURES
                                 ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 12, 2005



                             AKILA FINANCE S.A.


                                     By :       /s/
                                         --------------------------------
                                         Name : Phillippe Foriel-Destezet
                                         Title : Director



                                                /s/
                                     ------------------------------------
                                     Philippe Foriel-Destezet